Collective Brands, Inc.

3231 SE 6th Avenue

Topeka, KS 66607

January 31, 2012

United States Securities and Exchange Commission

Attn: Ms. Tia Jenkins, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Jenkins:

We acknowledge the receipt of your letter dated January 24, 2012 regarding the SEC staff’s review of Collective Brands, Inc.’s Form 10-K for the year ended January 29, 2011 and Form 10-Q for the quarter ended October 29, 2011. In order to provide a thorough response, we respectfully request additional time to review and respond to the comments in your letter. It is our intention to provide a response to your letter no later than February 14, 2012.

If you have any questions regarding our request, please contact Harold Herman at 785-368-6182 or me at (785) 295-6059.

Regards,

/s/ Douglas G. Boessen

Douglas G. Boessen

Division Senior Vice President

Chief Financial Officer and Treasurer

cc	Michael J. Massey
Nasreen Mohammed
Suying Li